MEDIA SCIENCES INTERNATIONAL, INC.
203 Ridge Road
Goshen, New York 10924

February 17, 2012

VIA ELECTRONIC TRANSMISSION
Attn.: Peggy Kim, Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
Washington, DC 20549

Re:	Media Sciences International, Inc.
Schedule 13E-3 filed December 20, 2011
File No. 5-54247
Amendment No. 1 to Schedule 14A filed December 20, 2011
File No. 1-16053

Dear Ms. Kim:

This letter is provided in connection with your letter dated December 28, 2011 and the above-referenced matters.

Media Sciences International, Inc. (the “Company”) acknowledges that:

(a)	the Company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Company or any person under the federal securities laws of the United States.

Thank you very much for your attention to this matter.

Very truly yours,

MEDIA SCIENCES INTERNATIONAL, INC.

By:	/s/ Denise Hawkins
Denise Hawkins
President